Exhibit 99.1

Identification and Classification of Members of the Group

EvomLux S.à r.l., Ithaca L.P. (collectively, “Permira”), Canada Pension Plan Investment Board (together with Permira, the “Stockholders”) and the issuer are parties to that certain Amended and Restated Stockholders Agreement effective as of October 29, 2021 (the “Stockholders Agreement”) pursuant to which the Stockholders agreed, among other things, to vote their shares of the issuer's Class A Common Stock in favor of certain individuals designated to the issuer’s board of directors by each of Permira and Canada Pension Plan Investment Board in accordance with the terms and conditions thereof. As a result of the Stockholders Agreement, Canada Pension Plan Investment Board may be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the other Stockholders and certain of their affiliates. Based on information set forth in the issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 26, 2022, Permira V L.P.2, Permira V GP L.P., Permira V GP Limited and Ithaca G.P. Limited are affiliates of Permira that may also be deemed to be members of such group. Canada Pension Plan Investment Board disclaims beneficial ownership of any securities of the issuer owned by any member of such group, other than the securities reported on page 2 and Item 4 of this Schedule 13G.